# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Collective Mining Ltd., CIK 0001953575
CUSIP: 19425C100
Title of class of securities: Common Shares without par value
Address of issuer's principal executive offices: 82 Richmond Street East, 4th Floor, Toronto, Ontario Canada (A6), M5C 1P1
Date of event which requires filing of this statement: 03/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000002809

## Reporting persons
- AGNICO EAGLE MINES LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 12,718,219; shared voting power 0; sole dispositive power 12,718,219; shared dispositive power 0; aggregate amount beneficially owned 12,718,219 (14.99% of the class)
  Comment: Includes common shares issuable upon the exercise of warrants to purchase 2,250,000 common shares that are held by the Reporting Person. See Item 4(a) below.
  (2) See Item 4(b) below.

## Item 1. Issuer
Name of issuer: Collective Mining Ltd.
Address of issuer's principal executive offices: 82 Richmond Street East, 4th Floor Toronto, A6, M5C 1P1

## Item 2. Person Filing
Name of person filing: Agnico Eagle Mines Limited
Address of principal business office or, if none, residence: 145 King Street East, Suite 400, Toronto, Ontario, Canada, M5C 2Y7
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
12,718,219 as of March 14, 2025.

On March 14, 2025, Agnico Eagle Mines Limited (the "Reporting Person") and Collective Mining Ltd. (the "Issuer") entered into a subscription agreement (the "Subscription Agreement"), pursuant to which the Reporting Person agreed to subscribe for 4,741,984 common shares of the Issuer. Immediately prior to entering into the Subscription Agreement, the Reporting Person beneficially owned 7,976,23, common shares of the Issuer, including 2,250,000 common shares issuable upon the exercise of common share purchase warrants that are held by the Reporting Person. The Reporting Person intends to exercise such warrants concurrently with the closing of the subscription on March 20, 2025. As a result of entering into of the Subscription Agreement, the Reporting Person beneficially owns an aggregate of 12,718,219 common shares of the Issuer.
Percent of class:
14.99% as of March 14, 2025.

The percentage of class of common shares is calculated based on 84,844,692 common shares deemed issued and outstanding as of March 14, 2025, being the sum of (i) 77,852,708 common shares issued and outstanding as of March 14, 2025, based on information published by TMX Group Limited on March 14, 2025 available at www.money.tmx.com/en/quote/CNL, (ii) 4,741,984 common shares of the Issuer to be issued to the Reporting Person pursuant to the Subscription Agreement (referred to in Item 4(a) above), and (iii) 2,250,000 common shares issuable upon the exercise of the warrants that are held by the Reporting Person (referred to in Item 4(a) above).
Sole power to vote or to direct the vote: 12,718,219
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 12,718,219
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- AGNICO EAGLE MINES LIMITED: /s/ Chris Vollmershausen, Chris Vollmershausen/Executive Vice-President, Legal, General Counsel & Corporate Secretary (03/20/2025)